

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Ms. Deborah Lovig
President, Chief Executive Officer, Chief Financial Officer
710 Wellingham Drive
Durham, North Carolina 27713

Re: Real Estate Restoration and Rental, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 7, 2011
File No. 333-169928

Dear Ms. Lovig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…, page 16

Plan of Operations, page 16

1.   We note you indicate that you have not entered into any contracts to provide renovation and management services and that you also have not identified any real estate developers or hedge funds. Given that your Company was established in December 2009 to provide renovation and management services, please tell us how likely it is that you will have three vacation homes under management and available for rent during May to August 2011. Please amend your Plan of Operations as necessary.

2.   We note your licensing agreement with Madison Energy Group that allows you to sell Frigitek products. Please update your disclosure to indicate if you have sold any Frigitek products.

3.   We note you indicate if it becomes necessary to raise additional capital you may approach one or more of your property management services clients to establish strategic funding partnerships. Please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief